Exhibit 99.1

MEDIA RELEASE

SMART Announces Corporate Restructuring

•	Realignment of the Company into two business units to improve customer focus

•	Increased efficiencies expected to reduce annual costs by approximately $40 million

CALGARY, Alberta – December 11, 2012 – SMART Technologies Inc. (Nasdaq: SMT) (TSX: SMA), a leading provider of collaboration solutions, today announced a corporate restructuring that will sharpen focus on each of its target markets in Education and Enterprise while simultaneously streamlining its corporate support functions. The restructuring will realign the organization into two business units as part of a plan that will reshape the Company to improve efficiency, innovation and customer experience.

The estimated financial impact is an annualized pre-tax cost savings of approximately $40 million once fully implemented by the fiscal fourth quarter ending March 31, 2013. As part of the restructuring, SMART will reduce its workforce by approximately 25% during the third and fourth quarters. One-time charges associated with the restructuring are currently under review and additional details will be provided when SMART reports its third quarter financial results.

“Today’s announcement marks a significant change in SMART’s operating model and has been designed to improve the customer experience and provide a more efficient and robust platform to build upon. The new structure will accelerate innovation and enable a more effective go to market strategy for our Education and Enterprise customers,” stated Neil Gaydon, President and CEO of SMART. “The markets SMART operates in remain challenging, and establishing the right operating platform is critical to successfully executing our strategy. We look forward to providing more information on SMART’s future direction over the coming months.”

About SMART

SMART Technologies Inc. is a leading provider of collaboration solutions that change the way the world works and learns. As the global leader in interactive whiteboards, our focus is on developing a variety of easy-to-use, integrated solutions that free people from their desks and computer screens, making collaboration and learning with digital resources more natural. Our products have transformed teaching and learning in more than two million classrooms worldwide, reaching over 40 million students and their teachers. In business, our Freestorm™ visual collaboration solutions improve the way that people work and collaborate, enabling them to be more productive and reduce costs.

Forward-Looking Statements

Certain statements made in this press release are forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. Statements that include the words “expanding”, “expect”, “increasing”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek”, “commitment”, “dedicated”, and similar words or statements of a future or forward-looking nature identify forward-looking statements. In particular and without limitation, this press release contains forward-looking statements pertaining to increased efficiencies, improved innovation and customer experience, expected reduction in annual costs and the financial impact of restructuring, our ability to complete the restructuring, our workforce reduction targets, and the acceleration of innovation and enablement of a more effective go to market strategy as a result of the restructuring.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, those described under “Risks Related to Our Business” and “Capital Structure Risks” in our management’s discussion and analysis for the year ended March 31, 2012.

The forward-looking statements speak only as of the date they are made. Except as may be required by applicable law, we do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

For more information, please contact

Media contact

Marina Geronazzo

Manager, Public Relations

SMART Technologies Inc.

Phone 1.403.407.5088

E-mail MarinaGeronazzo@smarttech.com

Investor contact

Investor Relations

SMART Technologies Inc.

Phone 1.877.320.2241

E-mail ir@smarttech.com

© 2012 SMART Technologies. Freestorm, the SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries.

Please note that SMART is written in all capital letters.